October 22, 2010

H. Christopher Owings, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 8, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 6, 2010
File No. 001-09120

Dear Mr. Owings:

In connection with the comments regarding the Public Service Enterprise Group Incorporated regarding the above-captioned filings, we offer the following responses. For the convenience of the Staff of the Commission, we have reproduced each of the comments set forth in your letter and have provided our response below each.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 3. Legal Proceedings, page 41

1.	Please expand your Legal Proceedings disclosure to include a discussion of the IRS matter you reference in your Risk Factor disclosure on Page 32. Refer to Item 103 of Regulation S-K.

Registrant’s Response to Comment Number 1:

The Company believes that it has fully complied with the requirements of Item 3. Legal Proceedings. The introductory paragraph to Item 3 contains a cross-reference to Note 12. Commitments and Contingent Liabilities, which contains a full description of our dispute with the IRS regarding its proposed disallowance of certain income tax deductions under the caption “Leveraged Lease Investments” appearing on pages 137 to 138 of our 2009 Form 10-K. The discussion contained in Note 12 was full and complete as of the filing date of our 2009 Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Overview of 2009 and Future Outlook, page 49

2.	Please expand your discussion on page 49 regarding customers’ migration away from BGS Contracts. Discuss whether you expect the trend to continue and the actions you are taking to address it. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Registrant’s Response to Comment Number 2:

The Registrant will include substantially the following disclosure in its MD&A, “Overview of 2010 and Future Outlook” to be filed in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 to address this comment:

“During 2010, our business continues to face many of the same challenges experienced in 2009. Lower natural gas prices and current economic conditions have had a significant adverse impact on our results.

The market price for electricity is based upon the cost of generation at the margin. In the eastern part of PJM, the marginal generating unit is usually fueled by gas. As a result, the sustained decline in natural gas pricing we are experiencing has significantly reduced the gross margin we expect to realize on sales from our units in the eastern part of PJM, as nuclear and coal fuel costs have not declined similarly. Our practice of selling a substantial portion of our electricity production in forward transactions has limited the impact of lower wholesale electricity prices on our 2010 results, as much of the electricity that we produce in 2010 is being sold at the higher forward market prices that prevailed in 2007 through 2009. We expect that, as these pre-2010 transactions wind down, the lower energy prices that now prevail will have a more significant adverse impact on our results for 2011 and 2012.

Economic conditions and other policy initiatives have resulted in increased conservation efforts by residential customers and have also caused some erosion in our commercial and industrial customer base. This has contributed to lower demand for electricity, which also tends to reduce congestion, thereby reducing the hours that higher priced units in the eastern part of PJM are called to operate. These factors have put additional downward pressure on Power’s revenues. Economic conditions also put downward pressure on delivered volumes and fixed demand revenues to commercial and industrial customers at PSE&G. For both businesses, the impact on electric volumes caused by economic conditions and pricing was offset by the impact of weather which resulted in higher demand for energy during the third quarter.

Lower market prices for electricity also tend to create a greater incentive for customers to choose an alternate electric supplier rather than receive electricity from Power under our Basic Generation Service (BGS) contracts, as the current market prices are lower than the BGS contract energy price components which were set when forward prices were higher. We experienced an increasing level of this “migration” away from BGS contracts beginning toward the second half of last year which has continued into 2010. We expect this trend could continue as long as current market prices remain below the BGS rates. The BGS rates are reset gradually with prices set for only one-third of the anticipated load through the BGS auction each year. The rate of migration may also increase as third party suppliers have started to offer additional incentives for customers to switch to an alternate electric supplier. The impact of this customer migration to alternate suppliers has not been material to date, however, we can give no assurances that the future impact will not be material if the trend continues.

In an effort to mitigate some of these impacts, Power has entered into additional sales contracts with third parties and increased sales in the spot market. We have also recently requested that the BPU hold a stakeholder proceeding and collect additional data to evaluate unintended adverse consequences of increased switching activity, with the objective of appropriately allocating risks between BGS suppliers and third party suppliers in future BGS auctions. No assurances can be given that our efforts to offset any adverse impacts will be successful or the outcome of the requested proceeding will be favorable.”

3.	In the second full paragraph on page 50 you state that you will explore growth opportunities to help offset reduced margins due to lower market prices and reduced demands. Please expand this discussion to describe the growth opportunities you will explore and the status of such exploration.

Registrant’s Response to Comment Number 3:

With regard to your request for expanded discussion of growth opportunities we will explore, please see the disclosures set forth under the caption, “Disciplined Investment” on pages 52 through 54 of our MD&A which was full and complete as of the date filed.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibit 31

4.	Please confirm that going forward your certifications will appear exactly as set forth in Item 601(b)(31). For example, we note that you deleted parenthetical language from paragraph 4(d).

Registrant’s Response to Comment Number 4:

We confirm that our certifications will appear exactly as set forth in Item 601(b)(31) in all future filings, commencing with the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

Definitive Proxy Statement on Schedule 14A filed March 8, 2010

Transactions with Related Persons, page 13

5.	It does not appear that you provide a complete discussion of your transactions with related persons policies and procedures pursuant to the requirements of Item 404(b) of Regulation S-K. We note that you provide a general summary of certain aspects of your policies and procedures, and you refer to certain written documents that contain these policies and procedures, but your disclosure should specifically address (i) all of the types of transactions that are covered by your policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, (iii) the persons or groups of persons responsible for applying the policies and procedures. Please revise.

Response to Registrant’s Response to Comment Number 5:

The Registrant will include substantially the following disclosure in its 2011 definitive Proxy Statement to address this comment:

Transactions with Related Persons

Our policies and procedures with regard to transactions with related parties, including the review, approval or ratification of any such transactions, the standards applied and the responsibilities for application are set forth in our ‘Corporate Governance Principles’, our ‘Business Conduct Compliance Program’ and our code of business conduct known as the ‘Standards of Integrity’. These are our only written policies and procedures regarding the review, approval or ratification of transactions with related persons.

•

The Corporate Governance Principles provide written guidelines for directors and management to effectively pursue and support the Company’s business objectives. The Corporate Governance Principles are reviewed periodically by the Corporate Governance Committee, which recommends appropriate changes to the Board of Directors. Under the Principles, a director must notify the Chair of the Corporate Governance Committee if he or she encounters a conflict of interest or proposes to accept a position with an entity which may present a conflict of interest, so that the issue may be reviewed. Potential conflicts of interest include positions that directors or immediate family members hold as directors, officers or employees of other companies with which we do business or propose to do business and charitable and other tax-exempt organizations to which we contribute or propose to contribute.

•

Our Business Conduct Compliance Program establishes an organizational structure and validates the Standards of Integrity, discussed more fully below, and its mandated procedures, practices and programs. The Audit Committee of the Board of Directors has overall responsibility for oversight of the Program and has delegated to the Compliance Council overall responsibility for the design, implementation and execution of the Program. The Council’s duties include assurance that the Company takes all reasonable steps to coordinate organization-wide ethics and compliance activities, consistent enforcement of the standards of Integrity, including the detection and prevention of wrongdoing as a result of compliance investigations and otherwise foster a culture for ethical behavior and a commitment to legal compliance. The Council, comprised of members of senior management, is chaired by the Executive Vice President and General Counsel, who has overall responsibility for administering the Program.

•

The Standards of Integrity establish a written set of common expectations of behavior for all directors, officers and employees regarding business relationships, personal conduct (including, among other things corporate opportunities, conflict of interest, supplier, competitor and governmental relations), safeguard of Company property, business controls, and compliance with regulatory requirements. In addition, The Standards of Integrity mandates procedures for seeking ethical guidance, reporting concerns, investigation and discipline. The Executive Vice President and General Counsel has overall responsibility for administering the Standards of Integrity.

•

Our written management practices provide that any capital investment with a non-PSEG entity or its affiliate, for which one of our directors or officers serves as a director or executive officer, must be approved by our Board of Directors.

The Registrant acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James T. Foran

James T. Foran
General Corporate Counsel